Exhibit 3.1


AMENDED SECTION 2.2 OF THE BY-LAWS OF FARMERS & MERCHANTS BANCORP:


Section 2.2 ANNUAL MEETING. The annual meeting of the stockholders of this Corporation shall be held each year on a date and at a time designated by the Board of Directors. The date so designated shall be within fifteen (15) months after the last annual meeting. At the annual meeting, directors shall be elected and any other proper business may be transacted.